UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AIRNET COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer))

AIRNET COMMUNICATIONS CORPORATION

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00941P 40 3

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Stuart P. Dawley, Esq.

Vice President, General Counsel and Secretary

AirNet Communications Corporation

3950 Dow Road

Melbourne, Florida 32934

(321) 984-1990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John G. Igoe, Esq.

Edwards Angell Palmer & Dodge, LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401

(561) 833-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$843,012	$90.20**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 791,560 shares of AirNet common stock, representing all options eligible to be amended pursuant to the Offer, will be so amended. The aggregate value of the options was calculated by reference to the aggregate value (based upon the average of the high and low trading price on November 28, 2005) of the underlying common stock. The amount of the filing fee equals $107.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be relied upon for any other purpose.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2005 (the “Schedule TO”) relating to the offer (the “Offer”) by AirNet Communications Corporation (“AirNet”) to amend, at the election of the applicable optionholder, certain options to purchase AirNet common stock granted under AirNet’s 1999 Equity Incentive Plan, as amended (the “Plan”) that (a) were granted to eligible optionholders after August 1, 2003, (b) have an exercise price of either $0.10 or $1.10, (c) vest or vested after December 31, 2004, and (d) are still outstanding on the date the Offer expires (the “Eligible Options”). Optionholders who elect to tender their options for amendment will sign an amendment to their existing option agreement with AirNet. The amendment to any Eligible Options (such options as amended, “Amended Options”) will take effect as soon as practicable after the expiration of the Offer and acceptance by AirNet. Amended Options will be subject to the terms and conditions of the Plan. The exercise price of each Amended Option will be the same exercise price of the corresponding Eligible Option it amends, and the number of shares of common stock underlying each Amended Option will be the same number of shares of common stock underlying the corresponding Eligible Option it amends. However, while the Eligible Options each are currently vested and exercisable, and terminate on the 10th anniversary of the options’ grant date, the Amended Options (i) will not be exercisable at the date of amendment, (ii) will become exercisable only upon certain permissible payment dates (death, disability, separation from service, unforeseeable financial circumstances, change in control, and if so elected by the optionholder, a date certain) and (iii) will expire within 2 1/2 months following the close of the calendar year in which the payment date occurs, except that if the payment event occurs on the date certain, the Amended Options will expire on such date certain or, if exercise is not administratively feasible on such date certain, within 10 days of such date.

The Amended Options will have the terms set forth in, and the tender, acceptance, and amendment of Eligible Options will be effected in accordance with and subject to the conditions described in, the Offer to Amend Eligible Outstanding Stock Options, dated November 30, 2005 (the “Offering Memorandum”) and the accompanying forms of Election Form and Notice of Change of Election (collectively, as they may be amended from time to time, the “Offering Documents”), which are incorporated by reference in answer to the items required in this Schedule TO.

This Amendment No. 1 reflects amendments which were made to pages 9, 12, 25-28, 30, and 33-35 of the Offering Memorandum attached to the Schedule TO as Exhibit (a)(1)(i). The Offering Memorandum is hereby amended and restated to reflect the following:

(i) In the Offering Memorandum, certain disclosure has been modified to clarify that the registrant recommends that holders of Eligible Options consult their own tax and financial advisors with respect to their particular tax consequences that may vary on an individual basis, rather than to state that such holders “should” consult such advisors. This change modifies disclosure on page 9 in the last paragraph under the heading “How should I decide whether or not to participate in the option amendment program?”; disclosure on page 9 in the last paragraph under the heading “What are the tax consequences of may participation in the Offer?”; disclosure on page 12 in the last paragraph under the heading “Tax Risks”; and disclosure on page 28 in the last paragraph under Section 10 (U.S. Federal Income Tax Consequences).

(ii) The following changes have been made to the description of the conditions of the Offer in Section 7

(Conditions of Offer; Waiver of Conditions) of the Offering Memorandum:

(a) The following language has been deleted from the description of the conditions to the Offer: (1) the words: “and regardless of the circumstances giving rise to the event, including any action or omission to act by us” in the first paragraph of such section on page 25; (2) the words “directly or indirectly” at the beginning of paragraph (a) under the first bullet point of such section on page 25; (3) the words: “or otherwise related in any manner to the Offer” at the end of paragraph (a) under both the first bullet point in such section on page 25 and the second bullet point in such section on page 26; and (4) the words: “regardless of the circumstances from which they arise” in the paragraph captioned “Waiver of Conditions” in such section on page 26;

(b) The first and second bullet points under such section on pages 25 and 26, respectively, have each been modified to specify that any threatened litigation, proceeding, action, or withholding of approval, as the case may be, must be made in writing to the registrant in order for the condition to have been met;

(c) The conditions described in paragraph (b) under the first bullet point of such section on page 25, paragraph (c) under the second bullet point of such section on page 26, and under the seventh and last bullet point under such section on page 26, have each been modified to clarify that the condition will be met if the actions described result in the loss of the benefits of the Offer to the holders of eligible options (rather than to the registrant);

(d) The events described in paragraph (b) of the first bullet point under such section on page 25, in the second bullet point under such section on page 26 and in the seventh and last bullet point under such section on page 26 have been modified to specify that the condition will be met if the events described “would” (rather than “could”) have the effects described; to delete references to events that “may be” material to the registrant; and to specify that any such effects must be adverse to the registrant in order for the condition to be met.

(iii) The first paragraph under Section 10 (U.S. Federal Income Tax Consequences) has been modified to specify that the summary under such section is a summary of the material U.S. federal income tax consequences of the amendment of options pursuant to the Offer, and to delete the following sentence therefrom: “The summary is subject to, and is qualified in its entirety by reference to, the provisions of the Plans and the related forms of stock option agreements.”

(iv) The financial data under Section 12 (Financial Information) has been supplemented on page 30 to provide the book value per share of the registrant’s common stock at the end of the periods presented, and to provide the ratio of earnings to fixed charges for such periods.

(v) The first paragraph under Section 17 (Extension of Offer; Termination; Amendment; Notification) on page 33 has been modified to (a) clarify that the Offer may be terminated only upon the occurrence of one of the events specified in Section 7 (Conditions of Offer; Waiver of Conditions) and (b) substitute the words “the right to delay our acceptance and cancellation of options tendered for exchange may be limited” with the words “the right to delay our acceptance of options tendered for amendment is limited” in the last sentence of such paragraph.

(vi) The last sentence of the fourth paragraph under Section 17 (Extension of Offer; Termination; Amendment; Notification), encaptioned “Notification”, on page 34 is deleted in its entirety.

(vii) The address of the Public Reference Room of the Securities and Exchange Commission has been updated to reflect the new address of such room, in Section 19 (Additional Information) on page 34.

(viii) The seventh paragraph under Section 19 (Additional Information) on page 35 has been amended and restated in its entirety as follows: “The information contained in any such filing will be deemed to be a part of this Offering Memorandum as of the date on which the document is filed, except that any older information that has been modified or superseded by a later filing identified above will not be deemed to be part of this Offering Memorandum. If you find inconsistencies between any of these documents, or between an SEC document and this Offering Memorandum, you should rely on the statements made in the most recent document.”

(ix) The last sentence of the first paragraph under Section 20 (Miscellaneous) on page 35 is deleted in its entirety.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(1)(i)	Offering Memorandum dated November 30, 2005

(a)(1)(ii)	Form of Election Form *

(a)(1)(iii)	Form of Notice of Change of Election *

(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005 *

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005 *

(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative) *

(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative) *

(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004) *

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

AirNet Communications Corporation

Date: December 20, 2005	/s/ Stuart P. Dawley
Stuart P. Dawley
Vice President, General Counsel, Investor Relations Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum, dated November 30, 2005

(a)(1)(ii)	Form of Election Form *

(a)(1)(iii)	Form of Notice of Change of Election *

(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005 *

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference herein.

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005 *

(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative) *

(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative) *

(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004) *

*	Previously filed.